UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58826/October 21, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13161

In the Matter of	:
	: ORDER MAKING FINDINGS
MAII HOLDINGS, INC.,	: AND REVOKING REGISTRATIONS
TANDYCRAFTS, INC., and	: BY DEFAULT AS TO TWO
TRANSPORTATION EQUITIES, INC.	: RESPONDENTS

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 5, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice by September 10, 2008. Respondents had ten days to file an Answer from the date of service. See 17 C.F.R. § 201.220(b); OIP at 3. On October 3, 2008, the Commission accepted an Offer of Settlement from Transportation Equities, Inc. See MAII Holdings, Inc., Exchange Act Release No. 58727 (Oct. 3, 2008). As a result of the settlement, the registration of the registered securities of Transportation Equities, Inc. was revoked. With respect to the remaining two Respondents, the time for filing an Answer has expired.

        Accordingly, MAII Holdings, Inc. (MAII), and Tandycrafts, Inc. (Tandycrafts), are in default for failing to file an Answer to the OIP, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2) and .220(f). Accordingly, as authorized by Commission Rule of Practice 155(a), the following allegations in the OIP are deemed to be true.

        MAII (CIK No. 1018913) is a Texas corporation located in Van Nuys, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MAII is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2002, which reported a net loss of $710,667 for the prior three months. On February 7, 2005, an involuntary Chapter 7 petition was filed against MAII in the U.S. Bankruptcy Court for the Northern District of Texas, and the case was closed on August 29, 2005. As of September 4, 2008, the company's common stock (symbol MAII) was traded on the over-the-counter markets.

Tandycrafts (CIK No. 96294) is a delinquent Delaware corporation located in Fort Worth, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(b). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of over $6 million for the prior three months. On May 15, 2001, Tandycrafts filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which is still pending.

These two Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these two Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of MAII Holdings, Inc., and Tandycrafts, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge